Exhibit 12.1

Rafaella Apparel Group, Inc. and Subsidiary

Successor to Rafaella Sportswear, Inc. and Subsidiary (Predecessor)

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	2002	2003	2004	For the Period from July 1, 2004 through June 19, 2005	For the Period from June 20, 2005 through June 30, 2005	2006	Quarterly Period Ended September 30, 2006
	(Predecessor)				(Successor)
Pre-tax income (loss)	$26,049	$41,841	$60,107	$68,134	$(494)	$21,063	$9,409
Fixed charges:
Interest expense and amortization of debt discount on all indebtedness	512	627	464	1,079	664	22,946	5,790
Interest component of rent expense (Note 1)	556	562	624	564	16	625	168
Total fixed charges	1,068	1,189	1,088	1,643	680	23,571	5,958
Pre-tax income (loss) plus fixed charges	27,117	43,030	61,195	69,777	186	44,634	15,367
Ratio (deficiency) of earnings to fixed charges	25.4	36.2	56.2	42.5	(Note 2)	1.9	2.6

(1)          The portion of operating rental expense, which is believed to represent the interest component of rent expense (assumed to be 33%).

(2)          Due to the loss in the period from June 20, 2005 through June 30, 2005, the ratio was less than 1:1.  The Company must generate additional earnings of $494 to achieve a coverage ratio of 1:1.